Confidential Treatment of Portions of this Letter
Has Been Requested by Bank of America
Corporation Pursuant to 17 C.F.R. § 200.83.
Asterisks denote such omissions.

November 10, 2010

Mr. Hugh West

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Bank of America Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Forms 10-Q for the Quarterly Periods Ended March 31, 2010

And June 30, 2010

File No.: 001-06523

Dear Mr. West:

We have received and reviewed your letter dated October 22, 2010. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the comments and questions raised by the Staff. We would be pleased to continue to work with the Staff in resolving any matter requiring further attention.

Form 10-Q for Quarterly Period Ended June 30, 2010

Financial Statements

Notes to Consolidated Financial Statements

Note 6 – Outstanding Loans and Leases, page 30

1.	We note your response to prior comment ten of our letter dated May 3, 2010. In your response, you clarified that your renegotiated loans are classified as TDRs. However, it is not clear from your disclosure on pages 31 – 32 that your renegotiated portfolio is classified similarly. For example, on page 31 you quantify the amount of performing and nonperforming TDRs; however it does not appear that your $14.1 billion renegotiated portfolio is included in these amounts. Please revise your future filings to clarify whether the loans in your renegotiated portfolio are classified as TDRs. To provide greater clarity around your TDR portfolio, please also consider disclosing your TDRs in a tabular format by loan type and accrual status.

Response:	In Note 6 to our consolidated financial statements included in our Form 10-Q for the quarterly period ended September 30, 2010, we have specifically stated that substantially all our renegotiated portfolio modifications are considered to be troubled debt restructurings (TDRs). In our financial statements included in filings prior to our Form 10-Q for the quarterly period ended September 30, 2010, we have provided detailed disclosures relating to our renegotiated portfolio in accordance with Accounting Standards Codification 310-10 (FAS 114). In addition, we have specifically stated in our filings that credit card loans, both consumer and business (among other loan types) are excluded from our nonperforming loans and leases disclosures. We will continue to review our disclosures around TDRs in future filings and consider a tabular format to disclose TDRs by loan type and accrual status. The following are the specific disclosures included on page 31 of our Form 10-Q for the quarterly period ended September 30, 2010 (changes are underlined); we will include similar disclosures in future filings, where appropriate.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include nonperforming commercial loans, performing commercial TDRs and both performing and nonperforming consumer real estate TDRs. As defined in applicable accounting guidance, impaired loans exclude smaller balance homogeneous loans that are collectively evaluated for impairment, all commercial leases and those commercial loans accounted for under the fair value option. Purchased credit-impaired loans are reported separately and discussed beginning on page 32.

The Corporation seeks to assist customers that are experiencing financial difficulty by renegotiating credit card, consumer lending and small business loans (the renegotiated portfolio) while ensuring compliance with Federal Financial Institutions Examination Council (FFIEC) guidelines. Substantially all renegotiated portfolio modifications are considered to be TDRs. The renegotiated portfolio may include modifications, both short- and long-term, of interest rates or payment amounts or a combination thereof. The Corporation makes loan modifications, primarily utilizing internal renegotiation programs via direct customer contact, that manage customers’ debt exposures held only by the Corporation. Additionally, the Corporation makes loan modifications with consumers who have elected to work with external renegotiation agencies and these modifications provide solutions to customers’ entire unsecured debt structures. Under both internal and external programs, customers receive reduced annual percentage rates with fixed payments that amortize loan balances over a 60-month period. Under both programs, for credit card loans, a customer’s charging privileges are revoked.

Note 8 – Securitizations and Other Variable Interest Entities, page 34

2.	We note your responses to comments two through five of our letter dated July 30, 2010 and the related disclosures on pages 40 – 41 related to your representations and warranties obligations. In an effort to provide greater transparency surrounding your representations and warranties exposure, please revise your future filings to disclose the following:

a.	Provide a tabular roll-forward of your representations and warranties obligation for each period presented, with clear disclosure about the types of claimants that are excluded from your accrual (e.g., certain monoline insurers, private label investors, and any other significant third parties not already disaggregated.);

Response:	In Note 8 to our consolidated financial statements included in our Form 10-Q for the quarterly period ended September 30, 2010, we have added a tabular roll-forward of our representations and warranties liability for each period presented. In addition to our existing disclosures regarding certain monoline insurers, we have added additional discussion related to our lack of meaningful repurchase experience for certain private-label securitizations. With the addition of the detailed roll-forward and added narrative, we now provide additional qualitative information regarding our repurchase experience with each of our three primary types of counterparties: government-sponsored enterprises (GSEs), monolines, and whole loan / private-label securitization investors, including those for which we have established a liability for representations and warranties. The following table was included on page 40 in Note 8 to our consolidated financial statements included in our Form 10-Q for the quarterly period ended September 30, 2010; we will include similar disclosure in future filings, where appropriate.

	Three Months Ended September 30		Nine Months Ended September 30
(Dollars in millions)	2010	2009	2010	2009
Liability for representations and warranties, and corporate guarantees beginning of period	$3,939	$3,442	$3,507	$2,271
Merrill Lynch acquisition	—	—	—	580
Additions for new sales	6	12	22	29
Charge-offs	(415)	(359)	(1,774)	(721)
Provision (1)	872	455	2,647	1,336
Other	—	20	—	75

Liability for representations and warranties, and corporate guarantees September 30	$4,402	$3,570	$4,402	$3,570

(1)	Recorded as representation and warranty expense in mortgage banking income.

The following disclosures were included on page 40 in Note 8 to our consolidated financial statements included in our Form 10-Q for the quarterly period ended September 30, 2010 (changes are underlined); we will include similar disclosure in future filings, where appropriate.

The Corporation and its subsidiaries have limited experience with private-label MBS repurchases as the number of recent repurchase requests received has been limited. The representations and warranties, as governed by the private-label securitizations, require that counterparties have the ability to both assert a claim and actually prove that a loan has an actionable defect under the applicable contracts. Although it is reasonably possible that a loss may have occurred, until the Corporation and its subsidiaries have meaningful repurchase experience with these counterparties, it is not possible to estimate future repurchase rates and any related loss or range of loss.

A liability for representations and warranties has been established for monoline repurchase requests based upon valid identified loan defects and for repurchase requests that are in the process of review based on historical repurchase experience with a specific monoline to the extent such experience provides a reasonable basis on which to estimate incurred losses from repurchase activity. A liability has also been established related to repurchase requests subject to negotiation and unasserted requests to repurchase current and future defaulted loans where it is believed a more consistent repurchase experience with certain monolines has been established. For other monolines, in view of the inherent difficulty of predicting the outcome of those repurchase requests where a valid defect has not been identified or the inherent difficulty in predicting future claim requests and the related outcome in the case of unasserted requests to repurchase loans from the securitization trusts in which these monolines have insured all or some of the related bonds, the Corporation cannot reasonably estimate the eventual outcome. In addition, the timing of the ultimate resolution or the eventual loss, if any, related to those repurchase requests cannot be reasonably estimated. For the monolines, where sufficient, consistent repurchase experience has not been established, it is not possible to estimate the possible loss or a range of loss. Thus, a liability has not been established related to repurchase requests where a valid defect has not been identified, or in the case of any unasserted requests to repurchase loans from the securitization trusts in which such monolines have insured all or some of the related bonds.

b.	Provide a sensitivity analysis that illustrates how changes in significant assumptions would impact the amount of your recognized repurchase obligation;

Response:	In the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) on page 205 of our Form 10-Q for the quarterly period ended September 30, 2010, we have expanded our disclosures of our critical accounting estimates related to our representations and warranties to include a sensitivity analysis. We applied a simultaneous increase or decrease of 10 percent to several key assumptions used in our methodology, including estimated future defaults, loss severity, and the net repurchase rate, which resulted in an increase or decrease of approximately $800 million in our representations and warranties liability.

The following disclosures were included in our Form 10-Q for the quarterly period ended September 30, 2010 (changes are underlined); we will include similar disclosure in future filings, where appropriate.

Representations and warranties expense may vary significantly each period as the methodology used to estimate the expense continues to be refined based on the level and type of repurchase requests presented, defects identified, the latest experience gained on repurchase requests and other relevant facts and circumstances. For those claims where we have established a representations and warranties liability as discussed on page 40 in Note 8 – Securitizations and Other Variable Interest Entities to the Consolidated Financial Statements, an assumed simultaneous increase or decrease of 10 percent in estimated future defaults, loss severity and the net repurchase rate would result in an increase or decrease of approximately $800 million in the representations and warranties liability as of September 30, 2010. These sensitivities are hypothetical and are intended to provide an indication of the impact of a significant change in these key assumptions on the representations and warranties liability. In reality, changes in one assumption may result in changes in other assumptions, which may or may not counteract the sensitivity.

c.	We note that you disclose the unpaid principal balance of loans for which the monolines requested loans files for review but for which no repurchase request has been received. If available, provide similar disclosure for GSEs and other purchasers; and

Response:

In Note 8 to our consolidated financial statements included in our Form 10-Q for the quarterly period ended September 30. 2010, we have added a tabular disclosure of outstanding repurchase claims by type of counterparty and by product type. In addition, in the MD&A section “Off-Balance Sheet Arrangements and Contractual Obligations”, we have expanded the discussion regarding the current status of the outstanding repurchase requests for our three primary types of counterparties: GSEs, monoline insurers, and whole loan sales / private-label securitization investors. For each type of counterparty, we have summarized, as applicable, the amount of repurchase requests that have been resolved, the amount of repurchase requests that have been reviewed where it is believed a valid defect has not been identified which would constitute an actionable breach of representations and warranties, and the amount of repurchase claims that are in the process of review.

The following disclosures were included in the MD&A section “Off-Balance Sheet Arrangements and Contractual Obligations” beginning on page 141 of our Form 10-Q for the quarterly period ended September 30, 2010 (changes are underlined); we will include similar disclosure in future filings, where appropriate.

For GSEs:

From 2004 through 2008 Bank of America and Countrywide sold approximately $1.2 trillion of loans to the GSEs. Through September 30, 2010, we have received approximately $18.0 billion in repurchase claims associated with these vintages, representing approximately 1.5 percent of the loans sold to the GSEs in these vintages. We have successfully resolved $11.4 billion of these claims with a net loss experience of approximately 22 percent.

For monoline insurers:

Through September 30, 2010, legacy companies have sold approximately $180 billion of loans into these monoline-wrapped securitizations, including $75 billion of first-lien mortgages and $105 billion of second-lien mortgages. Of these balances, approximately one-third of the first-lien mortgages and 60 percent of the second-lien mortgages have paid off as of September 30, 2010. Of the first-lien mortgages sold, we estimate $38 billion were sold as whole loans to other institutions which subsequently included these loans with those of other originators in private-label securitization transactions in which the monolines typically insured one or more securities. Through September 30, 2010, we have received $4.8 billion of representations and warranties claims related to the monoline insured deals and approximately $550 million of such claims were resolved through repurchase or indemnification of the trust for the loss. At September 30, 2010, the unpaid principal balance of loans related to unresolved monoline repurchase requests was approximately $4.2 billion, including $2.7 billion that have been reviewed where it is believed a valid defect has not been identified which would constitute an actionable breach of representations and warranties and $1.5 billion that is in the process of review.

For whole loan sales and private-label securitization investors:

Our repurchase claims experience with this category of counterparties prior to 2004 is limited and the amount of the claims asserted is not significant. From 2004 through 2008 legacy Countrywide and to a lesser extent Bank of America, sold loans with a total principal balance of approximately $750 billion of which approximately forty percent has been paid off. Through September 30, 2010, we have received approximately $3.9 billion of representations and warranties claims related to such loans and have resolved almost $2.9 billion of those claims to date. Approximately $1.0 billion of these claims were resolved through repurchase or indemnification and $1.9 billion were rescinded by the investor. We have reviewed approximately half of the remaining $1.0 billion claims still outstanding and have declined to repurchase based on our assessment of whether a material breach exists.

From 2004 to 2007 legacy Merrill Lynch, including First Franklin Financial Corporation, sold loans in this category with a total principal balance in the amount of approximately $110 billion, including certain loans made to high net worth borrowers. In addition, certain of these loans have paid off. During the nine months ended September 30, 2010, $50 million of repurchase claims were resolved through repurchase or reimbursement to the investor or securitization trust for losses they incurred compared to $13 million for the same period in 2009. At September 30, 2010, the unpaid principal balance of loans related to unresolved repurchase requests for this portfolio was approximately $815 million. We have reviewed $626 million of the claims outstanding and have declined to repurchase based on our assessment of whether a material breach exists.

In prior filings and in our Form 10-Q for the quarterly period ended September 30, 2010, we provided information regarding the unpaid principal balance of loan files requested by monoline insurers. We have limited experience with certain of the monolines and lack formal protocols or established timelines for resolution of repurchase claims for these counterparties. As a result, we believe the volume of requested loan files is a meaningful indicator of possible future repurchase claims for the monolines.

For the GSEs, we have an established process for resolving repurchase claims, and believe the amount of actual claims outstanding is the most meaningful indicator of our potential representations and warranties obligation to the GSEs. Accordingly, we do not believe that the unpaid principal balance of loan files requested by the GSEs is a meaningful indicator of our potential exposure to these counterparties for breaches of representations and warranties.

For whole loan sales and private-label securitizations, for the reasons described in the disclosures added to the MD&A on page 142 of our Form 10-Q for the quarterly period ended September 30, 2010, set forth below, we do not believe that the unpaid principal balance of loan files requested by whole loan buyers or private-label securitization investors is a meaningful indicator of our potential exposure to these counterparties for breaches of representations and warranties. We will include similar disclosure in future filings, where appropriate.

As it relates to private-label securitizations, the ultimate representations and warranties exposure requires that counterparties have the ability to both assert a claim and actually prove there is a breach of the representations and warranties that materially and adversely affects the interest of all investors in the case of non-GSE loans, or if there is a breach of other standards established by the terms of the related sale agreement. As previously noted, we believe many of the defaults observed in these securitizations have been, and continue to be, driven by external factors like the substantial depreciation in home prices, persistently high unemployment and other economic trends, diminishing the likelihood that any loan defect (assuming one exists at all) was the cause of the loan’s default. Bondholders and other market participants assumed the market and disclosed credit risks of the mortgage securities they purchased, including the loans backing those securities. The expansion of underwriting standards and increase in credit risk over time, including

Rule 83 confidential treatment request made by Bank of America Corporation higher loan-to-value ratios, lower FICOs, less loan documentation and the fact that exceptions were made to underwriting guidelines was disclosed to market participants. In addition, the contractual representations and warranties are less rigorous than those given to the GSEs, for example, as fraud and property valuation representations and warranties were generally not given in private-label securitizations and the applicable agreements generally impose higher burdens on investors seeking repurchase than the comparable agreements with the GSEs, we believe these factors make it difficult to extrapolate the experience with the GSEs over the private-label securitizations population. Accordingly, until we have meaningful repurchase experiences with these counterparties, it is not possible to determine whether a loss has occurred and, although it is reasonably possible that a loss may occur, it is not possible at this time to estimate future repurchase experience and any related loss or range of loss.

d.	With respect to your unresolved repurchase requests from monoline insurers, separately disclose the amount of unresolved repurchase requests for those monolines for which a liability has not been established.

Response:	[***Redacted***]

3.	As a related matter, in your response to comment five you state that monoline repurchase claims are generally made on loans that have or will have a loss and where the monolines have advanced funds to the securitization trusts. Please tell us and revise your future filings to disclose what happens in the event a monoline insurer ceases funding advances to a securitization trust and how this information is taken into account when estimating your repurchase obligation.

Response:

In Note 8 to our consolidated financial statements included in our Form 10-Q for the quarterly period ended September 30. 2010, we have expanded our disclosures related to loan file requests from monoline insurers to include the anticipated effect of the monolines’ funding advances to a securitization trust. Monoline insurers have provided insurance to cover payment obligations on some or all of the senior securities issued in mortgage- and asset-backed securities transactions involving residential mortgage loans. Under the terms of the agreements for those transactions, the monoline insurer is required to advance funds to the securitization trust in the event that on any distribution date the securitization trust has insufficient funds to make insured payments on the insured securities to bondholders. A monoline insurer for a transaction is entitled to recover its advances, together with interest on the amounts advanced, from future collections on the loans owned by the securitization trust. To the extent that we are required to repurchase loans from one of these securitization trusts as a result of breaches of representations and warranties, the funds to repurchase the loan are deposited into the securitization trust. While the priority of the monoline insurer’s right to reimbursement varies by transaction, any funds deposited pursuant to repurchase obligations would increase the total amount of funds available to pay the holders of the insured securities and potentially provide additional funds that could be used to reduce future required draws on the bond insurance policy or reimburse the monoline insurer for outstanding bond insurance draws. As a result, we believe that monoline insurers are more likely to submit repurchase claims to us with respect to transactions where they have made unreimbursed advances to the securitization trusts or they anticipate that they will be required to advance funds in the future. For those monolines with which we have sufficient experience to estimate a loss or range of loss related to repurchase claims subject to negotiation and unasserted repurchase requests, our methodology used to estimate the liability for representations and warranties considers a variety of factors, including the probability that we will receive a repurchase request and considers the fact that these monolines continue to make advances to the securitization trusts. At this time, certain of the monolines, for which we lack sufficient, consistent repurchase experience, have ceased funding advances to the securitization trusts. To the extent that a monoline has not advanced funds or does not anticipate that they will be required to advance funds to the securitization trust, we believe the likelihood of receiving a repurchase request from a monoline may be reduced as they would receive limited to no benefit from the payment of repurchase claims.

The following are the specific disclosures included on page 41 in Note 8 to our consolidated financial statements included in our Form 10-Q for the quarterly period ended September 30, 2010 (changes are underlined); we will include similar disclosure in future filings, where appropriate.

At September 30, 2010, the unpaid principal balance of loans related to unresolved repurchase requests previously received from monolines was $4.2 billion, including $2.7 billion that have been reviewed where it is believed a valid defect has not been identified which would constitute an actionable breach of representations and warranties and $1.5 billion that is in the process of review. At September 30, 2010, the unpaid principal balance of loans for which the monolines had requested loan files for review but for which no repurchase request has been received was $9.9 billion, excluding loans that had been paid in full. There will likely be additional requests for loan files in the future leading to repurchase requests. Such requests may relate to loans that are currently in securitization trusts or loans that have defaulted and are no longer included in the unpaid principal balance of the loans in the trusts. However, it is unlikely that a repurchase request will be received for every loan in a securitization or every file requested or that a valid defect exists for every loan repurchase request. In addition, any claims paid related to repurchase requests from a monoline are paid to the securitization trust and may be used by the securitization trust to repay any outstanding monoline advances or reduce future advances from the monolines. To the extent that a monoline has not advanced funds or does not anticipate that they will be required to advance funds to the securitization trust, the likelihood of receiving a repurchase request from a monoline may be reduced as the monoline would receive limited to no benefit from the payment of repurchase claims. Repurchase requests from the monolines will continue to be evaluated and reviewed and, to the extent not considered valid, contested. The exposure to loss from monoline repurchase requests will be determined by the number and amount of loans ultimately repurchased offset by the applicable underlying collateral value in the real estate securing these loans. In the unlikely event that repurchase would be required for the entire amount of all loans in all securitizations, regardless of whether the loans were current, and without considering whether a repurchase demand might be asserted or whether such demand actually showed a valid defect in any loans from the securitization trusts in which monolines have insured all or some of the related bonds, assuming the underlying collateral has no value, the maximum amount of potential loss would be no greater than the unpaid principal balance of the loans repurchased plus accrued interest.

Note 11 – Commitments and Contingencies, page 53

Litigation and Regulatory Matters, page 57

4.	We note that you disclose an aggregate possible range of loss in excess of amounts accrued for certain litigation matters for which you are able to estimate a range of possible loss. In the interest of transparency, please revise your future filings to clearly disclose that this range of possible loss does not represent your maximum loss exposure as you were not able to estimate a range of loss for all of your litigation matters.

Response:	In Note 11 to our consolidated financial statements included in our Form 10-Q for the quarterly period ended September 30, 2010, we have specifically stated that the range of possible loss for certain litigation matters does not represent the maximum loss exposure. The following are the specific disclosures included in our Form 10-Q for the quarterly period ended September 30, 2010 (changes are underlined); we will include similar disclosures in future filings, where appropriate.

For a limited number of the matters disclosed in this Note 11, and in the prior commitments and contingencies disclosures, for which a loss is probable or reasonably possible in future periods, whether in excess of a related accrued liability or where there is no accrued liability, the Corporation is able to estimate a range of possible loss. For other disclosed matters for which a loss is probable or reasonably possible, such an estimate is not possible. For those matters where an estimate is possible, management currently estimates the aggregate range of possible loss is $400 million to $1.9 billion in excess of the accrued liability (if any) related to those matters. This estimated range of possible loss is based upon currently available information. The matters underlying the estimated range will change from time to time, and actual results may vary significantly from the current estimate. Those matters for which an estimate is not possible are not included within this estimated range. Therefore, this estimated range of possible loss does not represent the Corporation’s maximum loss exposure. Information is provided below, or in the prior commitments and contingencies disclosures, regarding the nature of all of these contingencies and, where specified, the amount of the claim associated with these loss contingencies. Based on current knowledge, management does not believe that loss contingencies arising from pending matters, including the matters described herein and in prior commitments and contingencies disclosures, will have a material adverse effect on the consolidated financial position or liquidity of the Corporation. However, in light of the inherent uncertainties involved in these matters, and the very large or indeterminate damages sought in some of these matters, an adverse outcome in one or more of these matters could be material to the Corporation’s results of operations or cash flows for any particular reporting period.

We believe the foregoing is responsive to the comments and questions raised by the Staff. Further, we have reviewed the responses with our independent registered public accounting firm, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (SEC) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that

Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Randy Shearer, Financial Reporting and Policy Executive, at (980) 388-8433 or me at (980) 387-4997.

Sincerely,

/s/ John M. James

John M. James
Corporate Controller

cc:	Charles H. Noski, Chief Financial Officer

Neil A. Cotty, Chief Accounting Officer

Edward P. O’Keefe, General Counsel

Thomas Pirolo, Partner, PricewaterhouseCoopers LLP